FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F. X       Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Martin Roman becomes CEZ's Board Chairman and CEO
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At its session today, the Board of Directors of the power utility CEZ has elected Martin Roman to be new Board Chairman. Josef Sedlak continues to serve as Board Vice-Chairman.


At the same time, Martin Roman was appointed as CEZ's Chief Executive Officer, with effect from April 1, 2004.


Current composition of the Board of Directors:

Chairman: Martin Roman

Vice-Chairman: Josef Sedlak


Directors: David Svojitka, Jiri Vagner, Petr Voboril

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                              (Registrant)

Date:  February 23, 2004


                                               /s/ Libuse Latalova
                                        By:
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                                                   Libuse Latalova
                                           Head of Finance Administration